                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                       SUNQUEST INFORMATION SYSTEMS, INC.

                                       AT

                              $24.00 NET PER SHARE
                                       BY

                        SUNSHINE ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                                  KIRSTY, INC.
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                                   MISYS PLC

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
         12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 27, 2001,
                         UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT FOR TENDER OFFER AND MERGER DATED AS OF JUNE 24, 2001 (THE "ACQUISITION AGREEMENT"), AMONG MISYS PLC ("MISYS"), KIRSTY, INC. ("KIRSTY"), SUNSHINE ACQUISITION CORPORATION (THE "PURCHASER") AND SUNQUEST INFORMATION SYSTEMS, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") UNANIMOUSLY (1) HAS DETERMINED THAT THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY, (2) HAS APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES REPRESENTING AT LEAST 80% OF THE SHARES OUTSTANDING ON A FULLY-DILUTED BASIS AND (B) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE.

PURSUANT TO A SHAREHOLDERS' AGREEMENT, CERTAIN SHAREHOLDERS HOLDING APPROXIMATELY 76% OF THE OUTSTANDING SHARES (OR APPROXIMATELY 70% OF THE SHARES ON A FULLY-DILUTED BASIS) HAVE AGREED TO TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER. FURTHER, THESE SHAREHOLDERS HAVE GRANTED TO THE PURCHASER AN OPTION, EXERCISABLE UNDER CERTAIN CIRCUMSTANCES, TO PURCHASE FOR CASH ALL OF THEIR SHARES AT A PRICE EQUAL TO THE OFFER CONSIDERATION (AS DEFINED BELOW).

THE OFFER IS NOT CONDITIONED ON MISYS, KIRSTY OR THE PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent's Message (as defined herein), and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

     If a shareholder desires to tender Shares and such shareholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer, such shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in Section 2.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.

                                 June 29, 2001

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Summary Term Sheet...............................................    1
Introduction.....................................................    5
The Offer........................................................    8
 1.  Terms of the Offer..........................................    8
 2.  Procedure for Tendering Shares..............................    9
 3.  Withdrawal Rights...........................................   12
 4.  Acceptance for Payment and Payment..........................   13
 5.  Certain Federal Income Tax Consequences.....................   14
 6.  Price Range of the Shares; Dividends on the Shares..........   15
 7.  Effect of the Offer on the Market for the Shares; Stock
     Quotation; Exchange Act Registration; Margin Regulations....   16
 8.  Certain Information Concerning the Company..................   16
 9.  Certain Information Concerning the Purchaser, Kirsty and
     Misys.......................................................   19
10.  Source and Amount of Funds..................................   20
11.  Background of the Offer.....................................   20
12.  Purpose of the Offer; Plans for the Company.................   22
13.  The Transaction Documents...................................   23
14.  Dividends and Distributions.................................   33
15.  Certain Conditions of the Offer.............................   33
16.  Certain Legal Matters.......................................   35
17.  Fees and Expenses...........................................   38
18.  Miscellaneous...............................................   38
Annex I   Directors and Executive Officers of Misys, Kirsty and    I-1
          The Purchaser..........................................

                               SUMMARY TERM SHEET

     This summary term sheet is a brief summary of the material provisions of the Purchaser's Offer (as defined in the "Introduction" of this Offer to Purchase), and is designed to help you understand the Offer by answering some questions that you may have as a shareholder of Sunquest Information Systems, Inc. ("Sunquest" or the "Company"). This summary is not intended to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the fuller descriptions and explanations contained in the later pages of this Offer to Purchase. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal prior to making any decision regarding your shares of common stock (the "Shares") of Sunquest.

WHO IS OFFERING TO BUY MY SECURITIES?

     We are a Pennsylvania corporation and a direct wholly-owned subsidiary of Kirsty, a Delaware corporation and an indirect wholly-owned subsidiary of Misys. We have entered into an Acquisition Agreement with Sunquest. According to this agreement, following the completion of the Offer, we will merge with and into Sunquest (the "Merger"). As a result of the Offer and the Merger, Sunquest, as the surviving corporation of the Merger, will become an indirect wholly-owned subsidiary of Misys. See the "Introduction" to this Offer to Purchase and
Section 9, "Certain Information Concerning the Purchaser, Kirsty and Misys."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking to purchase all but not less than 80% of the outstanding Shares on a fully-diluted basis. See the "Introduction" to this Offer to Purchase and Section 1, "Terms of the Offer."

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $24.00 per Share (the "Offer Consideration"), net to you, in cash. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     All of the funds that we will need to acquire all outstanding Shares on a fully-diluted basis and pay related fees and expenses will be provided through a credit facility agreement with a group of lenders and through cash on hand. Our Offer is not contingent on our obtaining financing. See Section 10, "Source and Amount of Funds."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not believe that our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

     - the form of payment consists solely of cash;

     - the Offer is not conditioned on our ability to obtain financing (which is irrevocably committed); and

     - the Offer is for all outstanding Shares.

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

     In conjunction with entering into the Acquisition Agreement, we entered into a Shareholders' Agreement with certain shareholders of Sunquest, in which these shareholders have agreed, among other things, to tender all of their Shares into the Offer. As of June 22, 2001, the shareholders of Sunquest party to the Shareholders'

Agreement collectively owned approximately 76% of the outstanding Shares (or approximately 70% of the Shares on a fully-diluted basis). The shareholders of Sunquest who have agreed to tender their Shares in such a manner are Dr. Sidney
A. Goldblatt, the Bradley C. Goldblatt Trust, the Curtis S. Goldblatt Trust and the Jodi Beth Goldblatt Trust. In addition, these shareholders have agreed in the Shareholders' Agreement to grant the Purchaser an option to purchase their Shares which is exercisable if the Acquisition Agreement is terminated for any of the reasons described in paragraphs (e) or (f) under Section 13, "The Transaction Documents -- The Acquisition Agreement -- Termination of the Acquisition Agreement." See the "Introduction" to this Offer to Purchase and
Section 13, "The Transaction Documents."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

     Unless the Offer is extended, you will have until 12:00 Midnight, New York City time, on July 27, 2001 to decide whether to tender your Shares in the Offer. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See
Section 1, "Terms of the Offer" and Section 2, "Procedure for Tendering Shares."

CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

     Yes. Generally, any extension of the Offer requires the Company's prior written consent. However, we may extend the Offer at any time, and from time to time, without the Company's prior written consent if, among other things, at the scheduled or extended expiration date of the Offer, any of the conditions of the Offer described in Section 15, "Certain Conditions of the Offer," have not been satisfied or waived, until such time as all such conditions are satisfied or waived. We may also extend the Offer as required by the Securities and Exchange Commission (the "SEC") or applicable law. Further, we may extend the Offer on one occasion, for an aggregate period of not more than ten business days for any reason other than those mentioned in the immediately preceding sentences. However, in no event will any extension of the Offer extend beyond October 1, 2001. See Section 13, "The Transaction Documents." See Section 1, "Terms of the Offer."

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the Offer, we will inform Mellon Investor Services LLC (the Depositary for the Offer) and Georgeson Shareholder Communications Inc. (the Information Agent for the Offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1, "Terms of the Offer."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any Shares that are validly tendered unless, among other things:

     - at least 80% of the outstanding Shares on a fully-diluted basis have been validly tendered and not properly withdrawn before the expiration of the Offer (we call this the "Minimum Condition"); and

     - any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer has expired or been terminated.

     The Offer is subject to other conditions as well. See the "Introduction" to this Offer to Purchase, Section 1, "Terms of the Offer" and Section 15, "Certain Conditions of the Offer."

HOW DO I TENDER MY SHARES?

     If you are a record holder of Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, no later than the time the Offer expires. If your Shares are held in "street name," you must instruct your nominee to tender your Shares. If you own Shares under the Sunquest Information Systems, Inc. Employee Stock Purchase Plan, to tender your Shares you must complete, execute and return to Mellon Investor Services LLC the confidential direction form included in the notice sent to you as a participant under the Plan. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time to do so by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq National Market trading days from the date of execution of the Notice of Guaranteed Delivery. For your tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 2, "Procedure for Tendering Shares."

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You may withdraw Shares at any time until the Offer has expired, and, if we have not accepted your Shares for payment by August 27, 2001, you may withdraw them at any time after that date until we accept Shares for payment. See Section 1, "Terms of the Offer" and Section 3, "Withdrawal Rights."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 3, "Withdrawal Rights."

WHAT HAPPENS TO THE SHARES THAT ARE NOT ACCEPTED FOR PURCHASE?

     If any tendered Shares are not accepted for payment for any reason, the certificates for such unpurchased Shares will be returned, without expense, to the tendering shareholder, or such other person as the tendering shareholder specifies in the Letter of Transmittal. See Section 4, "Acceptance for Payment and Payment."

WHAT DOES THE SUNQUEST BOARD THINK OF THE OFFER AND THE MERGER?

     We are making the Offer pursuant to the Acquisition Agreement. The Sunquest Board has unanimously approved the Offer and the Merger. The Sunquest Board determined that the transactions contemplated in the Acquisition Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of Sunquest and recommends that shareholders of Sunquest accept the Offer and tender their Shares pursuant to the Offer. See the "Introduction" to this Offer to Purchase.

WHY IS THE PURCHASER MAKING THE OFFER?

     The purpose of the Offer is to acquire control of, and the entire equity interest in, Sunquest.

WILL SUNQUEST REMAIN A PUBLIC COMPANY AFTER THE OFFER?

     Upon consummation of the Offer, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on the Nasdaq National Market. In any event, if and when the Merger takes place, Sunquest will no longer be publicly owned. See the "Introduction" to this Offer to Purchase, Section 7, "Effect of Offer on Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations" and Section 12, "Purpose of the Offer; Plans for the Company."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     Even if you do not tender your Shares, if at least 80% of the fully-diluted Shares are tendered in the Offer, we will cause the Merger to take place without action by any other shareholder and all remaining shareholders at the time of the Merger, other than those that properly assert dissenters' rights, will receive the Offer Consideration. If fewer than 80% of Sunquest's fully-diluted Shares are validly tendered and not withdrawn in the Offer, then we are not obligated to purchase Shares in the Offer and may terminate the Offer, in which case the Shares will remain outstanding and continue to be traded on the Nasdaq National Market. See "Introduction" and Section 13 "The Transaction Documents."

ARE DISSENTERS' RIGHTS AVAILABLE IN THE OFFER?

     No. However, if you so choose, you are entitled to exercise dissenters' rights in the Merger as long as you do not tender your Shares in the Offer and as long as you take all other steps required to perfect your rights. See Section 13, "The Transaction Documents."

WHAT IS THE MARKET VALUE OF THE SHARES AS OF A RECENT DATE?

     On June 22, 2001, the last trading day before we first publicly announced the execution of the Acquisition Agreement, the last closing price of Sunquest's common stock reported on the Nasdaq was $14.740 per Share. On June 28, 2001, the last trading day before we commenced the Offer, the closing price of Sunquest's common stock reported on the Nasdaq was $23.740 per Share. We encourage you to obtain a recent quotation for the common stock in deciding whether to tender your Shares. See Section 6, "Price Range of Shares; Dividends on the Shares."

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

     The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the Shares sold pursuant to the Offer. See Section 5, "Certain Federal Income Tax Consequences."

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE OFFER?

     You may call Georgeson Shareholder Communications Inc. (the Information Agent for the Offer) at (888) 385-4945. See the back cover of this Offer to Purchase.

To the Holders of Shares of Sunquest Information Systems, Inc.:

                                  INTRODUCTION

     Sunshine Acquisition Corporation, a Pennsylvania corporation (the "Purchaser") and a direct wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation ("Kirsty") and an indirect wholly-owned subsidiary of Misys plc, a public company organized under the laws of England ("Misys"), hereby offers to purchase all outstanding shares of common stock, no par value (the "Shares"), of Sunquest Information Systems, Inc., a Pennsylvania corporation ("Sunquest" or the "Company"), at a purchase price of $24.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to the Agreement for Tender Offer and Merger, dated as of June 24, 2001 (the "Acquisition Agreement"), among Misys, Kirsty, the Purchaser and the Company pursuant to which, promptly after the Purchaser's consummation of its purchase of Shares pursuant to the Offer, Misys and Kirsty will cause the Purchaser to be merged with and into the Company (the "Merger") by the Purchaser's adoption of a plan and agreement of merger. The Company (the "Surviving Corporation") will survive the Merger as an indirect wholly-owned subsidiary of Misys.

     Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Misys will pay all fees and expenses of Mellon Investor Services LLC, which is acting as the Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 17, "Fees and Expenses."

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY, UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. THE FACTORS CONSIDERED BY THE BOARD IN ARRIVING AT ITS DECISION TO APPROVE THE OFFER AND THE MERGER AND TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH IS BEING MAILED TO SHAREHOLDERS OF THE COMPANY HEREWITH.

     The Company's financial advisor, Deutsche Banc Alex. Brown, has delivered to the Board its opinion dated June 24, 2001 that, as of such date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Banc Alex. Brown, the consideration to be received by the shareholders of Sunquest in the Offer and the Merger is fair, from a financial point of view, to such Shareholders. This opinion is set forth in full as an exhibit to the Schedule 14D-9.

     The Company has advised Misys, Kirsty and the Purchaser that each member of the Board and each of the Company's executive officers intends to tender all Shares owned by such persons pursuant to the Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, simultaneously with the execution and delivery of the Acquisition Agreement, Misys, Kirsty and the Purchaser, on the one hand, and certain shareholders of the Company on the other hand (the "Supporting Shareholders"), entered into a Shareholders' Agreement, dated as of June 24, 2001 (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, the Supporting Shareholders have agreed, among other things, to tender into the Offer, and not to withdraw therefrom, the 11,904,000 Shares that they own as well as any other Shares acquired prior to the expiration of the Offer, including pursuant to the exercise of Stock Options, any warrants or similar instruments, in the aggregate approximately 76% of the Shares outstanding (or approximately 70% of the Shares on a fully-diluted basis), and have granted to the Purchaser the right to purchase all Shares subject to the Shareholders' Agreement in the event that the Acquisition Agreement has been terminated under certain circumstances. See Section 12, "Purpose of the Offer; Plans for the Company."

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS: (a) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES REPRESENTING AT LEAST 80% OF ALL OUTSTANDING SHARES ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION") AND (b) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. FOR PURPOSES OF DETERMINING THE MINIMUM TENDER CONDITION, SHARES ON A FULLY-DILUTED BASIS MEANS ALL SHARES ACTUALLY OUTSTANDING PLUS ALL SHARES ISSUABLE UPON EXERCISE, CONVERSION OR EXCHANGE OF THEN-OUTSTANDING VESTED OPTIONS, WARRANTS AND OTHER RIGHTS TO PURCHASE, OR OTHER SECURITIES CONVERTIBLE INTO OR EXCHANGEABLE FOR, COMPANY COMMON STOCK, INCLUDING ANY SHARES ISSUABLE PURSUANT TO VESTED OPTIONS UNDER THE COMPANY'S STOCK INCENTIVE PLAN OF 1996, AS AMENDED, AND PURSUANT TO THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 27, UNLESS EXTENDED. SEE SECTIONS 1, "TERMS OF THE OFFER" AND 15, "CERTAIN CONDITIONS OF THE OFFER."

     The Company has informed the Purchaser that, as of June 22, 2001, there were 15,601,368 Shares outstanding, 2,343,692 Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Shares ("Stock Options"), 1,409,384 of which are vested and exercisable as of June 22, 2001, and 4,248 Shares authorized for issuance pursuant to the Company's Employee Stock Purchase Plan, which will be issued on June 29, 2001. As a result, as of such date, the Minimum Condition would be satisfied if 13,612,294 Shares are validly tendered prior to the expiration date of the Offer and not withdrawn. Pursuant to the Shareholders Agreement, the Supporting Shareholders have agreed to tender in the Offer 11,904,000 Shares, representing in the aggregate approximately 76% of the outstanding Shares, or approximately 70% of the outstanding Shares on a fully-diluted basis.

     Following the consummation of the Offer and after the Purchaser's adoption of a plan and agreement of merger to effect the Merger, at the Effective Time (defined in the Acquisition Agreement as the time of the effectiveness of the Merger), each outstanding share of the Purchaser's common stock will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and each Share (other than Shares held by shareholders who perfect their dissenters' rights under Pennsylvania law, Shares owned by the Company as treasury stock and Shares owned by Misys or any direct or indirect wholly-owned subsidiary of Misys or of the Company) will be converted into the right to receive an amount in cash equal to the Offer Consideration, without interest. The Merger is subject to a number of conditions (see Section 13, "The Transaction Documents"). As soon as the Purchaser acquires 80% or more of the outstanding fully-diluted Shares pursuant to the Offer or otherwise, the Purchaser may, and intends to, effect the Merger pursuant to the short-form merger provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (the "Pennsylvania BCL"), without prior notice to, or any action by, the Board or any other shareholder of the Company.

     The Acquisition Agreement provides that, effective upon the acceptance for payment by the Purchaser of, and deposit by the Purchaser with the Depositary of funds sufficient to make payment for, at least 80% of the outstanding Shares on a fully-diluted basis tendered pursuant to the Offer, the Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate the number of directors, rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to any additional directors elected pursuant to this sentence) and the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment pursuant to the Offer and for which deposit has been made) bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected or appointed to the Company's Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. However, until the Effective Time, the Board shall have at least two directors who are directors of the Company on the date of the execution of the Acquisition Agreement and who are not employees of the Company or any of its subsidiaries or affiliates of Misys, Kirsty or the Purchaser. The Acquisition Agreement is more fully described in Section 13, "The Transaction Documents."

     No dissenters' rights are available in connection with the Offer. However, shareholders of the Company may have dissenters' rights in connection with the Merger. See Section 13, "The Transaction Documents."

     Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5, "Certain Federal Income Tax Consequences."

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Misys, Kirsty and the Purchaser do not assume any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THIS OFFER TO PURCHASE CONTAINS STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE RISKS ASSOCIATED WITH SATISFYING THE VARIOUS CONDITIONS TO THE OFFER. ADDITIONAL RISKS AND UNCERTAINTIES RELATED TO THE COMPANY ARE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SEC. SEE
SECTION 8, "CERTAIN INFORMATION CONCERNING THE COMPANY."

                                   THE OFFER

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on July 27, 2001, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

     MODIFICATION OF OFFER, WAIVER OF OFFER CONDITIONS. The Purchaser expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, the Purchaser shall not (a) change the form of consideration to be paid, (b) decrease the price per Share or the number of Shares sought in the Offer, (c) impose additional conditions to the Offer, (d) change or waive the Minimum Condition or (e) otherwise modify the Offer in any manner adverse to the holders of Shares. Other than as described above, the Purchaser may waive any conditions to the Offer in whole or in part at any time and from time to time in its sole discretion.

     EXTENSION OF OFFER. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, extend the expiration of the Offer (a) as required to comply with any rule, regulation, interpretation or position of the SEC or the staff thereof, (b) if at the scheduled or extended expiration date of the Offer any of the conditions set forth in the Acquisition Agreement (see
Section 15, "Certain Conditions of the Offer") have not been satisfied or waived, until such time as all such conditions are satisfied or waived, or (c) on one occasion, for an aggregate period of not more than ten business days for any reason other than those specified in the immediately preceding clauses (a) and (b). In addition, Misys, Kirsty and the Purchaser have agreed in the Acquisition Agreement that if all of the conditions to the Offer are not satisfied on any scheduled expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied by the reasonable best efforts of Misys, Kirsty, the Purchaser and the Company, the Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived. In no event shall any extension of the Offer extend beyond October 1, 2001. See Section 13, "The Transaction Documents." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID OR WILL ACCRUE ON ANY CONSIDERATION PAYABLE PURSUANT TO THE ACQUISITION AGREEMENT TO ANY HOLDER OF SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER. THE OFFER DOES NOT PROVIDE FOR ANY SUBSEQUENT OFFERING PERIOD.

     DELAY OR TERMINATION OF OFFER. THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 15, "CERTAIN CONDITIONS OF THE OFFER." If by 12:00 Midnight, New York City time, on July 27, 2001 (or any date or time then set as the Expiration Date), all the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Acquisition Agreement and to the applicable rules and regulations of the SEC, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) subject to complying with applicable rules and regulations of the SEC, waive all the unsatisfied conditions (other than the Minimum Condition which may not be waived) and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

     PUBLIC ANNOUNCEMENTS. Any extension of the period during which the Offer is open, or delay in acceptance for payment of or payment for Shares, or amendment or termination of the Offer, or waiver of any condition to the Offer will be followed, as promptly as practicable, by public announcement thereof. In the case of an extension, the announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Without limiting the obligation of the Purchaser under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or it is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires the payment of the consideration offered or the return of the tendered securities promptly after termination or withdrawal of a tender offer, and the terms of the Acquisition Agreement), the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in
Section 3, "Withdrawal Rights."

     MATERIAL CHANGES. If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. The requirements to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

     DISSEMINATION TO SHAREHOLDERS. The Company has provided the Purchaser with the Company's shareholder list, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, for the purpose of disseminating the Offer to holders of Shares. Sunquest has also agreed to provide to the Purchaser such additional information (including, without limitation updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as the Purchaser may reasonably request in connection with the Offer.

     This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

     BUSINESS DAY. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. PROCEDURE FOR TENDERING SHARES

     VALID TENDER. For a shareholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of such delivery, including an Agent's Message (as defined below), must be received by the

Depositary), in each case on or prior to the Expiration Date or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a firm that is a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed in the manner described above. See Instructions 1 and 5 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market (the "Nasdaq National Market") operated by the National Association of Securities Dealers, Inc. (the "NASD") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to such Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     EMPLOYEE STOCK PURCHASE PLAN. Current or former employees participating in the Sunquest Information Systems, Inc. Employee Stock Purchase Plan (which we refer to in this Offer to Purchase as the "ESPP") who wish to tender Shares acquired under the ESPP should so indicate by completing, executing and returning to Mellon Investor Services LLC the confidential direction form included in the notice sent to such participants. Participants in the ESPP may not use the Letter of Transmittal or the guaranteed delivery procedures to tender their interests in Shares held under the ESPP on their behalf, but must use the separate direction form sent to them.

     APPOINTMENT. By executing a Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting (except as may be otherwise provided under applicable Pennsylvania law) consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

     DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Misys, Kirsty, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     BACKUP FEDERAL INCOME TAX WITHHOLDING AND SUBSTITUTE FORM W-9. Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold from any payments of cash made pursuant to the Offer or the Merger an amount computed at the rate of (i) 31% for payments made before August 7, 2001; (ii) 30.5% for payments made from August 7, 2001 through December 31, 2001; and (iii) 30% for payments made from January 1, 2002 through December 31, 2003. In order to avoid backup withholding on payments of cash pursuant to the Offer or the Merger (including cash paid pursuant to the exercise of dissenters' rights), a shareholder surrendering Shares in the Offer or the Merger must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer or the Merger may be subject to backup withholding at the above rates. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain non-U.S. individuals and entities) are not subject to backup withholding. Non-U.S. shareholders should complete and sign an exemption certificate in the form required by the IRS, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Section 5, "Certain Federal Income Tax Consequences" for a discussion of certain federal income tax considerations.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time on or prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 27, 2001, or such later time as may apply if the Offer is extended.

     If the Purchaser extends the Offer or, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Misys, Kirsty, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or earlier waiver of all of the conditions of the Offer, the Purchaser will purchase, by accepting for payment, and will pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 3, promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser in its sole discretion, which determination will be final and binding. See Sections 1, "Terms of the Offer" and 15, "Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other holder of Shares pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment will be satisfied and tendering shareholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of acceptance for payment of Shares pursuant to the Offer.

     Under no circumstances will any interest on the Offer consideration price for Shares be paid by the Purchaser, regardless of any delay in making such payment.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or it is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer, and the terms of the Acquisition Agreement), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3, "Withdrawal Rights."

     If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares will be returned without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to shareholders pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of certain United States federal income tax consequences of the receipt of cash pursuant to the Offer or the Merger by a U.S. Holder of Shares. This summary is based upon existing United States federal income tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, a "U.S. Holder" means a beneficial holder of Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia or (iii) a partnership, trust or estate treated, for United States federal income tax purposes, as a domestic partnership, trust or estate. This summary does not discuss all aspects of United States federal income taxation that may be relevant to all U.S. Holders in light of their particular circumstances, such as U.S. Holders in whose hands Shares are not capital assets, nor does it address U.S. Holders who received or hold Shares as part of a hedging, "straddle", conversion or other integrated transaction, who acquire Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of an employee stock option or otherwise as compensation or, U.S. Holders who are subject to special treatment under the United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States taxation or estate and gift taxation and does not address United States federal income tax consequences to shareholders that are not U.S. Holders.

     THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. THE FOLLOWING SUMMARY DOES NOT PURPORT TO CONSIDER ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MIGHT BE RELEVANT TO SHAREHOLDERS OF THE COMPANY. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH U.S. HOLDER IS STRONGLY ADVISED TO CONSULT HIS OR HER OWN TAX ADVISERS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH U.S. HOLDER, AND AS TO ANY ESTATE, GIFT, STATE, LOCAL OR NON-UNITED STATES TAX CONSEQUENCES OF THE OFFER AND THE MERGER.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including any cash received pursuant to the exercise of dissenters' rights) will be a taxable transaction for United States federal income tax purposes. Generally, for United States federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares exchanged pursuant to the Offer or the Merger and the amount of cash received therefor. Gain or loss will be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged pursuant to the Offer or the Merger.

     Assuming the U.S. Holder holds its Shares as a capital asset, gain or loss will generally be capital gain or loss. Capital gains of individuals, estates and trusts generally are subject to a maximum United States federal income tax rate of 20% if the U.S. Holder's holding period for such Shares exceeds 12 months. Shares held for less than 12 months may be subject to ordinary income tax rates of up to 39.6% for individuals. Capital gains of corporations generally are taxed at the United States federal income tax rates applicable to corporate ordinary income. In addition, under present law, the ability to use capital losses to offset ordinary income is limited.

     A U.S. Holder that exchanges Shares pursuant to the Offer or the Merger may be subject to backup withholding unless the U.S. Holder provides its TIN and certifies that such TIN is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. Backup withholding is applied at the rate of (i) 31% for payments made before August 7, 2001; (ii) 30.5% for payments made from August 7, 2001 through December 31, 2001; and (iii) 30% for payments made from January 1, 2002 through December 31, 2003. A U.S. Holder that does not furnish its TIN may be subject to a penalty imposed by the IRS. See "Backup Federal Income Tax Withholding and Substitute Form W-9" under Section 2.

     If backup withholding applies to a U.S. Holder, the Depositary is required to withhold at the above rates from payments to such U.S. Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the United States federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Holder upon filing an income tax return.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are traded on the Nasdaq National Market under the symbol
"SUNQ".

     According to the Company's public filings, no dividends have been declared or paid on the Shares since 1997.

     The following table sets forth, for each of the periods indicated, the high and low last sales prices per Share, as reported in published financial sources.

                                                                PRICES OF SHARES
                                                              --------------------
                                                                HIGH        LOW
                                                              --------    --------
FISCAL YEAR ENDED DECEMBER 31, 1999
  First Quarter (ended March 31, 1999)......................  $15.0000    $ 9.3750
  Second Quarter (ended June 30, 1999)......................   16.5000     10.7500
  Third Quarter (ended September 30, 1999)..................   17.7500     12.2500
  Fourth Quarter (ended December 31, 1999)..................   16.0000     10.6875
FISCAL YEAR ENDED DECEMBER 31, 2000
  First Quarter (ended March 31, 2000)......................   14.8750      9.0625
  Second Quarter (ended June 30, 2000)......................   13.1250      6.8750
  Third Quarter (ended September 30, 2000)..................   15.2500      9.5000
  Fourth Quarter (ended December 31, 2000)..................   13.8125      6.8750
FISCAL YEAR ENDED DECEMBER 31, 2001
  First Quarter (ended March 31, 2001)......................    12.875       7.250
  Second Quarter (through June 28, 2001)....................    23.800      11.300

     On June 22, 2001, the last trading day before the first public announcement of the execution of the Acquisition Agreement, the last reported sales price of the Shares on the Nasdaq National Market was

$14.740 per Share. On June 28, 2001 the last trading day before the commencement of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $23.740 per Share.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

     MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect.

     STOCK QUOTATION. The Shares are traded on the Nasdaq National Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. ("NASD") for continued listing and may, therefore, be delisted from the Nasdaq. In the event that the Shares no longer meet the requirements of the Nasdaq for continued quotation, quotations may still be available from other sources.

     EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or held by 300 or more holders of record. If such registration were terminated, (a) the Company would no longer be legally required to disclose publicly in proxy materials distributed to shareholders the information which it must provide under the Exchange Act or to make public disclosure of financial or other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; (b) the officers, directors and 10% shareholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of Section 16(b) of the Exchange Act, the proxy statement requirements of Section 14(a) of the Exchange Act in connection with shareholders' meetings or the requirements of Rule 13e-3 under the Exchange Act with respect to "going private transactions". Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company could be deprived of their ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     If public quotation and registration of the Shares is not terminated prior to the Merger, then the Shares will no longer be quoted and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, it is possible that, following the purchase of Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Pennsylvania corporation with its principal offices at 4801 East Broadway Boulevard, Tucson, Arizona 85711, telephone (520) 570-2000. Sunquest is a market leading provider of clinical systems to hospitals and other acute care facilities in the U.S. Sunquest's clinical suite of products, which comprises systems for the ancillary departments of acute care facilities (Laboratory, Radiology and Pharmacy) are installed in some 1,250 sites across the country including many leading hospitals in the U.S. Sunquest was co-founded in 1979 by Dr. Sidney Goldblatt as a provider of Laboratory Information Systems and today is a market leader with over 1,000 installations, including 45% of all Integrated Delivery Networks in the U.S. and approximately 26% of all hospitals in the U.S. with over 250 beds.

     Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted from the information contained in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 2000 and 1999 and the Company's Report on Form 10-Q for the three months ended March 31, 2001. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                       SUNQUEST INFORMATION SYSTEMS, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                  THREE MONTHS
                                                 ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
                                                -----------------   ------------------------------
                                                 2001      2000       2000       1999       1998
                                                -------   -------   --------   --------   --------
                                                       ($ THOUSANDS EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS INFORMATION:
Total Revenues................................  $31,801   $28,671   $120,633   $131,705   $120,775
Operating Income..............................    2,956     3,605     17,214     23,693     13,749
Income Before Provision for Income Taxes......    3,575     4,215     20,075     23,396     14,009
Net Income....................................    2,278     2,625     13,373     15,798      8,289
Net Income Per Share (Basic)..................      .15       .17        .86       1.02        .54

                                                 AT MARCH 31,              AT DECEMBER 31,
                                              -------------------   ------------------------------
                                                2001       2000       2000       1999       1998
                                              --------   --------   --------   --------   --------
BALANCE SHEET INFORMATION:
Cash and Cash Equivalents...................  $  7,071   $  9,024   $  8,523   $  9,660   $  7,057
Short-Term Investments......................    60,752     44,705     61,908     37,218     27,283
Total Assets................................   137,799    121,092    136,915    117,263    104,244
Total Liabilities...........................    37,214     32,939     38,404     31,640     36,050
Total Shareholders' Equity..................   100,585     88,153     98,511     85,623     68,194

     AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the SEC's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable upon payment of the SEC's customary charges by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although the Purchaser, Misys and Kirsty do not have any knowledge that any such information is untrue, none of the Purchaser, Misys or Kirsty takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

     OTHER FINANCIAL INFORMATION. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with the Purchaser's review of the transactions contemplated by the Acquisition Agreement, the Company provided the Purchaser with certain projected financial information concerning the Company. Such information included, among other things, the Company's projections of revenue and net income for the Company for the years 2001 through 2005. Set forth below is a summary of such projections. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

                       SUNQUEST INFORMATION SYSTEMS, INC.
                         SELECTED PROJECTED INFORMATION
                                 ($ THOUSANDS)

                                        2001        2002        2003        2004        2005
                                      --------    --------    --------    --------    --------
Revenue.............................  $137,586    $191,708    $265,347    $381,144    $488,259
Net Income..........................    11,402      18,261      41,743      72,856     109,992

     IT IS THE UNDERSTANDING OF MISYS, KIRSTY AND THE PURCHASER THAT THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS AND ARE INCLUDED HEREIN ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO MISYS, KIRSTY AND THE PURCHASER IN CONNECTION WITH ITS EVALUATION OF A BUSINESS COMBINATION TRANSACTION. THE PROJECTIONS ALSO REFLECT NUMEROUS ASSUMPTIONS ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE. MISYS, KIRSTY AND THE PURCHASER EXPECT THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT MISYS, KIRSTY, THE PURCHASER, OR THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF MISYS, KIRSTY OR THE PURCHASER HAS RELIED ON THE PROJECTIONS IN CONNECTION WITH THEIR DECISION TO EFFECT THE OFFER, THE MERGER OR FOR ANY OTHER REASON. NONE OF MISYS, KIRSTY, THE PURCHASER OR THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED WITH THE INFORMATION CONTAINED IN THE PROJECTIONS, AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THEY WERE MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

     EMPLOYMENT AGREEMENT. The Company has entered into an employment agreement, effective as of May 26, 1996, with Nina M. Dmetruk, a director of the Company and the Company's Executive Vice President & Chief Financial Officer, which provides that Ms. Dmetruk will be entitled to $1.2 million in severance pay in the event that the employment agreement is terminated: (i) by the Company at any time for other than cause; (ii) by Ms. Dmetruk within 90 days of such time as Sidney A. Goldblatt, Bradley L. Goldblatt, Curtis S. Goldblatt and Jodi Beth Gottlieb, and trusts created for their benefit, cease to own, directly or indirectly, fifty percent or more of the outstanding stock of the Company; or
(iii) by Ms. Dmetruk because of a material breach of the employment agreement by the Company which has not been corrected by the Company within ten days of written notice of such breach or because of certain gross negligence, willful misconduct or malfeasance by the Company which is determined to be detrimental to Ms. Dmetruk.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER, KIRSTY AND MISYS

     INFORMATION CONCERNING THE PURCHASER. The Purchaser, a Pennsylvania corporation, was recently incorporated for the purpose of acquiring all outstanding Shares of the Company and has not conducted any unrelated activities since its incorporation. All outstanding shares of common stock of the Purchaser are owned by Kirsty. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to the Purchaser's formation and capitalization and the transactions contemplated by the Offer. The Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive office of the Purchaser is located at 45 Broadway, New York, New York 10006, telephone (212) 896-3400. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of Purchaser are set forth in Annex I to this Offer to Purchase.

     INFORMATION CONCERNING KIRSTY. The principal executive office of Kirsty, a Delaware corporation, is located at 45 Broadway, New York, New York 10006, telephone (212) 896-3400. Kirsty is a holding company that holds the stock of a large portion of Misys' businesses operating in the United States. All outstanding shares of common stock of Kirsty are owned, directly or indirectly, by Misys. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of Kirsty are set forth in Annex I to this Offer to Purchase.

     INFORMATION CONCERNING MISYS. Misys is a public limited company organized under the laws of England with its principal executive office at Burleigh House, Chapel Oak, Salford Priors, Worcestershire WR11 5SH, England, telephone +44-(0)-1386 871 373. Misys, its subsidiaries and associated companies are principally engaged in the provision of computer systems, software products and related services, as well as transaction processing services, to the financial services and healthcare industries internationally. The name, citizenship, business address, past and present principal occupations or employments and citizenship of each of the directors and executive officers of Misys is set forth in Annex I to this Offer to Purchase.

     OWNERSHIP INTEREST IN THE COMPANY. Pursuant to the Shareholders' Agreement, the Purchaser, Misys and Kirsty may be deemed to beneficially own 11,904,000 Shares and 26,250 Stock Options, in the aggregate constituting approximately 76% of the total outstanding Shares as of June 22, 2001 (or 70% of the Shares on a fully-diluted basis). All of such 11,904,000 Shares and 26,250 Stock Options are directly owned beneficially or of record by the Supporting Shareholders. Each of the Purchaser, Kirsty and Misys disclaims beneficial ownership to such Shares.

     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS. Except as described in this Offer to Purchase, none of the Purchaser, Misys or Kirsty nor, to the best knowledge of the Purchaser, Misys or Kirsty, any of the persons listed in Annex I to this Offer,

     - beneficially owns or has a right to acquire any Shares or any other equity security of the Company except for the 11,904,000 Shares and 26,250 Stock Options which may be deemed beneficially owned by the Purchaser, Misys and Kirsty by virtue of the Shareholders' Agreement;

     - has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company other than the Shareholders' Agreement;

     - has effected any transaction in the Shares or any other equity security of the Company during the past 60 days; or

     - has had, during the past two years, any negotiations, transactions or material contacts with the Company or any of its directors, officers or affiliates concerning any merger, consolidation, acquisition, tender offer for, or other acquisition of securities of the Company, any election of directors of the Company, or any sale or other transfer of a material amount of assets of the Company.

     Except as set forth in this Offer to Purchase, none of the Purchaser, Misys and Kirsty had any relationship with the Company or the shareholders prior to the commencement of the discussions which led to the execution of the Acquisition Agreement. See Section 11, "Background of the Offer." Each of the Purchaser, Misys and Kirsty disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

     AVAILABLE INFORMATION. Misys, Kirsty and the Purchaser do not believe that their financial condition is material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer because the form of payment consists solely of cash, the Offer is not conditioned on their ability to obtain financing, and the Offer is for all outstanding Shares.

10. SOURCE AND AMOUNT OF FUNDS

     The Purchaser estimates that the amount of funds required to purchase all outstanding Shares on a fully-diluted basis pursuant to the Offer and to pay fees and expenses related to the Offer will be approximately $414 million. The Purchaser will obtain all funds necessary for the Offer and the Merger through capital contributions or advances to be made to it by Misys and Kirsty. Although the Offer and the Merger are not subject to any financing condition, Misys and Kirsty will obtain a portion of the funds for such capital contributions or advances from a new revolving credit facility with J.P. Morgan plc and Lloyds TSB Bank plc, dated June 24, 2001 (the "Credit Agreement"), and the balance of such funds from cash on hand. The maximum amount of borrowings that may be outstanding pursuant to the Credit Agreement is $700,000,000. The Credit Agreement consists of a multicurrency revolving loan facility with a Term Out Option and can be drawn upon satisfaction of certain conditions precedent. If Misys exercises the Term Out Option for any loan, that loan will automatically be converted into a term loan. However, if the Term Out Option is not exercised for any loan that is outstanding, that loan will need to be repaid.

     All amounts borrowed pursuant to the Credit Agreement are unsecured. The amounts borrowed under the revolving credit facility will become due and payable within 364 days following the date of the Credit Agreement. The amounts borrowed under the term loan will become due and payable within 12 months following the termination of the revolving credit facility. The revolving credit facility may, at the sole discretion of Misys, be extended for up to two years.

     All amounts drawn down pursuant to the Credit Agreement bear interest at an annual rate equal to the aggregate of (a) a margin of 0.50-0.80%, (b) the London inter-bank offered rate and (c) certain mandatory costs (where applicable).

     At present, there are no plans to reinforce any borrowings made pursuant to the Credit Agreement, which are expected to be repaid from cash generated from operations.

11. BACKGROUND OF THE OFFER

     On May 4, 2000, the Sunquest Board met to consider strategic alternatives to enable the Company to enhance shareholder value. At that meeting, Deutsche Banc Alex. Brown ("DBAB") made a presentation, including a review of the Company's business and its transactional alternatives, including process and timing considerations.

     On June 29, 2000, the Board met with the Company's legal advisers, Klett Rooney Lieber & Schorling ("KRL&S") and Reboul, MacMurray, Hewitt, Maynard & Kristol ("RMHM&K") to consider proceeding with an organized process to explore such transactional alternatives.

     On August 8, 2000, the Company retained DBAB to provide advisory and investment banking services in connection with the exploration of possible strategic alternatives, including a possible sale or merger transaction involving the Company. The Board authorized DBAB to contact, in a controlled process, potential financial and strategic buyers or partners to determine their levels of interest for a purchase or other business combination.

     On August 9, 2000, the Company announced its results for the second quarter ended June 30, 2000 and that the Company had retained DBAB to explore the Company's strategic alternatives.

     Beginning in December 2000, DBAB contacted 24 potential financial buyers and 12 potential strategic merger partners. In December 2000, the Company entered into confidentiality agreements with 16 of these financial parties and six of the potential strategic parties, and provided each with confidential information concerning the Company. On January 19, 2001, DBAB received preliminary indications of interest from nine of the parties who received the confidential information. Of the financial parties contacted, six (including two acting jointly) indicated in writing their interest in acquiring the Company, at preliminary prices ranging from $12.00 to $17.00 per Share in cash (the Company's stock price traded in January 2001 at prices ranging from a low of $7.25 to a high of $12.625 per Share). In addition, three of the strategic parties also submitted preliminary proposals to acquire the Company at prices ranging from $11.00 to $25.00. Two of these proposals offered stock of the acquiring party as the consideration.

     The Company and DBAB determined to continue discussions with the five parties, including Misys, which indicated the highest preliminary prices in their proposals. From February through April 2001, each of these parties received presentations from the Company's management and conducted additional due diligence, including review of documents in the data room maintained by the Company in Tucson, Arizona. Each party received a draft merger agreement and schedules prepared by RMHM&K and KRL&S and was asked to submit a markup of the agreement with their proposals. On February 6 and April 10, 2001, representatives of Misys met with representatives of the Company to discuss a possible transaction. On April 17, 2001, DBAB received proposals from each of the three strategic parties, including Misys. One party offered its own stock as consideration at a price per share of $11.00. Another party offered $19.00 per Share in cash. Misys' preliminary indication of interest provided forthe acquisition of the Company at a per Share price of $20.00, but indicated that due to its proposed method of financing the transaction, it would not be able to proceed to negotiate a definitive agreement until mid-June 2001. Misys' proposal included a markup of the proposed merger agreement. None of the prospective financial buyers submitted written proposals.

     On April 23, 2001, the Board of Directors of the Company held a telephonic board meeting to consider the proposals and decided to discuss each in greater detail at the board meeting to be held on April 25, 2001, when DBAB would be making a presentation to the board of the status of the process. On April 25, 2001, the Board met at Company headquarters in Tucson, Arizona, immediately after the Company's annual meeting of stockholders. Based on the Misys timing requirements and the status of the other proposals received, the Board directed DBAB to notify all potential bidders that the date for final proposals was to be extended to June 20, 2001.

     After April 25, 2001, representatives of Misys conducted additional due diligence. On May 21, 2001, representatives of the bidder that had initially proposed $19.00 in cash met with representatives of the Company and indicated interest in a transaction having a value in the range of $19.00 to $22.00 per Share, payable in stock. Subsequently, this other bidder advised the Company that it was withdrawing from the process, although as indicated below it subsequently renewed its interest. On June 13, 2001, representatives of the Company made additional presentations to representatives of Misys concerning the operation of the Company's business.

     On June 5 and June 11, 2001, representatives of RMHM&K and KRL&S met with representatives of Debevoise & Plimpton, counsel to Misys, to negotiate the draft Agreement. On June 14, 2001, Kevin Lomax, the Chairman of Misys, and Strone Macpherson, the Deputy Chairman of Misys, met with Dr. Sidney Goldblatt, co-founder, Chairman and Chief Executive Officer of the Company to discuss the results of the continuing Misys due diligence and the potential for value in a combined company.

     During the period from June 15 to 18, 2001, a representative of the bidder that had previously announced its withdrawal had several telephone conversations with a representative of the Company and indicated a continuing interest in a stock transaction in the range previously discussed or somewhat higher. On June 20, 2001, DBAB received a proposal from Misys to acquire, through an indirect acquisition subsidiary, the Company at a price of $23.10 per Share in cash in a tender offer (to be followed by a "short-form merger"). Under the proposal, Dr. Goldblatt and trusts (the "Trusts") for members of his family (who collectively own approximately 76% of the outstanding Shares) would agree to tender all their Shares and would also grant Misys an option to purchase their Shares at the Offer price. A telephonic meeting of the Board of Directors of the Company was held on the morning of June 21, 2001 to consider the Misys proposal. At the meeting, the Board considered the Misys proposal extensively, and it instructed DBAB to communicate with representatives of Dresdner Kleinwort Wasserstein ("DKW"), Misys' investment bankers, to seek to obtain a higher offer. Later that day, DBAB advised DKW that the $23.10 would not be sufficient to effect a transaction and that it would be necessary for Misys to increase its offer. On June 22, 2001, Misys increased its proposal to a final price of $24.00 per Share in cash.

     The telephonic meeting of the Board of the Company was reconvened after the close of the financial markets on June 22, 2001. A representative of KRL&S outlined the terms of the offer and the proposed Acquisition Agreement and Shareholders' Agreement. In addition, the Board considered the feasibility of renewing negotiations with the other bidder. A representative of DBAB presented a summary of its analyses of the financial aspects of the proposed transaction, to the effect that, subject to a review of the final terms of the proposed transaction, DBAB expected to be able to deliver an opinion that based upon and subject to the assumptions made, matters considered and the limits of the review undertaken by DBAB, the transaction was fair, from a financial point of view, to the shareholders of the Company. Dr. Goldblatt indicated his willingness and the willingness of the Trusts to tender Shares owned by them based upon Misys' latest proposal. The full Board of Directors then unanimously approved the principal terms of the proposed Acquisition Agreement and the Shareholders' Agreement (to be signed by Dr. Goldblatt and the Trusts), determined that the transaction was fair to the shareholders of the Company and authorized management to finalize the details of the Acquisition Agreement and execute the Acquistion Agreement, all subject to receipt of the signed fairness opinion from DBAB.

     From the evening of June 22, 2001 through the afternoon of June 24, 2001, the parties resolved all outstanding contractual issues. During the afternoon of June 24, 2001, DBAB delivered its written opinion that as of such date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the $24.00 per share to be received by the Company's shareholders in the proposed transaction was fair from a financial point of view to such shareholders. On June 24, 2001, Misys, Kirsty, the Purchaser and the Company executed the Acquisition Agreement. At the same time, Dr. Goldblatt, the Trusts, Misys, Kirsty and the Purchaser executed the Shareholders' Agreement.

     On the morning of June 25, 2001, the Company and Misys each issued press releases announcing the execution of the Acquisition Agreement.

     On June 29, 2001, in accordance with the Acquisition Agreement, the Purchaser commenced the Offer.

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

     PURPOSE. The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, the Company. Following the Offer, the Purchaser and Misys intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     GOING PRIVATE TRANSACTIONS. The Merger would have to comply with any applicable Federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority shareholders be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction.

     PLANS FOR THE COMPANY. Misys intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Acquisition Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's business, corporate structure, capitalization, management or dividend policy.

     EXTRAORDINARY CORPORATE TRANSACTIONS. Except as otherwise described in this Offer to Purchase, none of the Purchaser, Misys or Kirsty has any current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a purchase, sale or transfer of a material amount of assets of the Company, any material change in the Company's present dividend rate or policy, or indebtedness or capitalization, any change in the present board of directors or management of the company or any other material change in the Company's business, corporate structure or personnel.

13. THE TRANSACTION DOCUMENTS

  The Acquisition Agreement.

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE ACQUISITION AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ACQUISITION AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH HAS BEEN FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO.

     THE OFFER. The Acquisition Agreement provides that so long as (a) the Acquisition Agreement has not been terminated in accordance with the provisions described below under "Termination of the Acquisition Agreement" and (b) none of the events or circumstances set forth below in paragraphs (a)-(f) of Section 15 have occurred or are existing, the Purchaser will commence the Offer as promptly as practicable after the execution of the Acquisition Agreement but in no event later than ten business days following the public announcement of the terms of the Acquisition Agreement. In the Acquisition Agreement, the Purchaser expressly reserves the right to waive any condition to the Offer, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer, provided that no change may be made without the consent of the Company which (a) changes the form of consideration to be paid in the Offer, (b) decreases the price per Share payable or the number of Shares sought in the Offer, (c) changes or waives the Minimum Condition, (d) imposes conditions to the Offer in addition to those set forth in Section 15 below, (e) is adverse to the holders of Shares or (f) extends the expiration date of the Offer (except that the Purchaser, without the consent of the Company, may extend the expiration date of the Offer (i) as required to comply with any rule, regulation, interpretation or position of the SEC or the staff thereof, (ii) if at the scheduled or extended expiration date of the Offer any of the conditions set forth in Section 15 below have not been satisfied or waived, until such time as all such conditions are satisfied or waived, or (iii) on one occasion, for an aggregate period of not more than ten business days for any reason other than those specified in the immediately preceding clauses (i) and (ii)). In the Acquisition Agreement, Misys, Kirsty and the Purchaser agree that if all of the conditions described below in Section 15 are not satisfied on any scheduled expiration date of the Offer, provided that all such conditions are reasonably capable of being satisfied by the reasonable best efforts of the parties to the Acquisition Agreement, the Purchaser shall extend the Offer from time to time until such conditions are satisfied or waived. In no event shall any extension of the Offer extend beyond the Termination Date.

     THE MERGER. The Acquisition Agreement provides that following the satisfaction of the conditions described below under "Conditions to Misys' and Kirsty's Obligation to Effect the Merger," Misys and Kirsty will cause the Purchaser to be merged with and into the Company by the Purchaser's adoption of a plan and agreement of merger, and each outstanding Share (other than Shares held by shareholders who perfect their dissenters' rights under Pennsylvania law, Shares owned by the Company as treasury stock and Shares owned by Misys or any direct or indirect wholly-owned subsidiary of Misys or of the Company) will be converted into the right to receive the Offer Consideration, without interest.

     VOTE REQUIRED TO APPROVE MERGER. Following satisfaction of the conditions described below under "Conditions to Misys' and Kirsty's Obligation to Effect the Merger," no vote of the shareholders of the Company will be required to effect the merger under applicable Pennsylvania law. The Pennsylvania BCL provides in Section 1924(b)(1)(ii) that if a company owns at least 80% of each class of stock of a subsidiary company, the company can effect a so-called "short-form merger" with that subsidiary company without any action of the shareholders of the subsidiary. Accordingly, if, as a result of the Offer, the exercise of the Purchase Option under the Shareholders' Agreement, as described below, or otherwise, the Purchaser acquires at least 80% of the outstanding Shares, the Purchaser can, and intends to, effect the Merger without prior notice to, or any action by, the shareholders of the Company. The merger will be implemented by filing articles of merger with the Secretary of State of Pennsylvania following adoption of the plan of merger by the Purchaser's Board of Directors pursuant to Sections 1924(b)(1)(ii) and 1924(b)(3) of the Pennsylvania BCL.

     CONDITIONS TO MISYS' AND KIRSTY'S OBLIGATION TO EFFECT THE MERGER. The Acquisition Agreement provides that the obligation of Misys and Kirsty to implement the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

     - The Purchaser shall have purchased at least 80% of the Shares outstanding on a fully-diluted basis pursuant to the Offer;

     - There shall not be in effect (i) any preliminary or permanent injunction or other order of any governmental entity or regulatory agency or court of competent jurisdiction that restrains, enjoins or otherwise prohibits, or imposes material and adverse conditions upon consummation of the transactions contemplated in the Acquisition Agreement, (ii) any pending or threatened suit, action or proceeding by any governmental or regulatory agency or any third party seeking to prohibit or limit the ownership or operations by Misys, the Company or any of their respective subsidiaries, or to compel any of such persons to dispose of or hold separate, any material portion of the assets or business of the Company and its subsidiaries or of Misys, the Company and their respective subsidiaries, taken as a whole, in each case, as a result of the transactions contemplated in the Acquisition Agreement or (iii) any statute, law, ordinance, rule or regulation and no action by a governmental entity or regulatory agency or third party shall be pending or threatened that could have any of the effects referred to in (i) or
       (ii) above, provided that prior to invoking this condition a party shall use all reasonable best efforts to have any injunction or order referred to in (i) above vacated;

     - All required governmental filings shall have been made and required governmental consents shall have been obtained, except where the failure to make such filing or obtain such consent would not be reasonably expected to result in a Material Adverse Effect (as defined in the Acquisition Agreement) on Misys and its subsidiaries; and

     - All applicable waiting periods under the HSR Act shall have expired or been terminated.

     SCHEDULE TO AND OTHER OFFER DOCUMENTS. Pursuant to the Acquisition Agreement, the Purchaser agreed to file with the SEC, on the day of the commencement of the Offer, the Schedule TO, including this Offer to Purchase and related Letter of Transmittal and certain other offer documents (together with any supplements or amendments thereto, collectively the "Offer Documents"). Also, the Purchaser agreed to give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to their being filed with the SEC and disseminated to the holders of Shares. The Purchaser agreed to provide the Company with any comments that the Purchaser may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Misys, Kirsty, the Purchaser and the Company each agreed to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and the Purchaser agreed to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws.

     SCHEDULE 14D-9. Pursuant to the Acquisition Agreement, the Company has agreed to file with the SEC as promptly as practicable after the filing of the Offer Documents by the Purchaser with the SEC, the Schedule 14D-9 containing the recommendations of its Board with respect to the Offer; provided, however, that the Board may modify, withdraw or change such recommendations solely to the extent that the Board and the Company are permitted to do so as described below under "No Solicitation." The Company agreed to give

Misys, Kirsty, the Purchaser and their counsel an opportunity to review and comment on the Schedule 14D-9 prior to its being filed with the SEC and disseminated to the holders of Shares. The Company also agreed to provide Misys, Kirsty and the Purchaser with any comments that the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt thereof. The Company, Misys, Kirsty and the Purchaser each agreed promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company agreed to take all steps necessary to cause such
Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws.

     NO SOLICITATION. Pursuant to the Acquisition Agreement, the Company has agreed that it will not, and will not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, or advisors, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries (collectively, "Representatives"), to, directly or indirectly (a) solicit, initiate, or encourage the submission of any Acquisition Proposal (as defined below) or (b) participate in any discussions or negotiations with any person regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may be expected to lead to, any Acquisition Proposal, and the Company has agreed to notify promptly Misys of any such inquiries and proposals received by the Company; provided however, that nothing contained in this paragraph shall prohibit the Board at any time following the execution of the Acquisition Agreement and prior to the consummation of the Offer from furnishing any information (pursuant to a customary and reasonable confidentiality agreement containing terms at least as stringent as those in the Confidentiality Agreement between Medic and the Company) to, or entering into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal of such person that was unsolicited and that constitutes a Superior Proposal (as hereinafter defined), if the Board determines in good faith, after consultation with outside legal counsel to the Company, that failure to do so would result in a breach of the fiduciary duty of the Board to the shareholders of the Company under applicable law. The Acquisition Agreement also provides that any violation of the restrictions set forth in this paragraph by any Representative, acting on behalf of the Company or any of its subsidiaries, shall be deemed a breach of the provisions of this paragraph by the Company.

     The Acquisition Agreement provides further that, except as described below, neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Misys, the approval or recommendation by the Board or such committee of the Offer, the Acquisition Agreement, the Shareholders' Agreement or the transaction contemplated by the Acquisition Agreement or the Shareholders' Agreement, unless there is a Superior Proposal outstanding, (ii) approve, adopt or recommend, or propose to approve, adopt or recommend, any Acquisition Proposal, or (iii) approve or recommend, or propose to approve or recommend, or cause the Company to enter into any letter of intent, agreement in principle, memorandum of understanding, acquisition agreement, or other agreement with respect to an Acquisition Proposal unless (a) the Board shall have determined in good faith, after consultation with outside legal counsel to the Company, that failure to do so would constitute a breach of its fiduciary duties under Pennsylvania law, (b) in the case of clause (i) there exists an Acquisition Proposal, and in the case of clauses (i) through (iii), inclusive, the Board determines in good faith that such Acquisition Proposal is a Superior Proposal and (c) prior to taking such action, the Company provides four days' notice to Misys of its intent to take any such action and such Acquisition Proposal continues to be a Superior Proposal notwithstanding any modification by Misys of the terms of the Offer during such four day period.

     In addition, under the Acquisition Agreement the Company has agreed to promptly notify Misys of any Acquisition Proposal, including the material terms and conditions thereof and the identity of the person making it. The Company will keep Misys informed of any material changes (including material amendments) to any such Acquisition Proposal.

     Nothing contained in the Acquisition Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders which, in the good faith judgment of the

Board, after consultation with outside legal counsel to the Company, is required under applicable law, provided that the Company does not, except as described above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

     In the Acquisition Agreement, "Acquisition Proposal" is defined as any inquiry, offer or proposal by any person, corporation, entity or group (other than Misys and its affiliates) to acquire 25% or more of the business and properties of the Company and its subsidiaries, taken as a whole, or beneficial ownership of in excess of 25% of the shares of the capital stock of the Company, whether by any of the following actions or otherwise: (i) merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Company and its subsidiaries, in a single transaction or series of related transactions; (iii) tender offer or exchange offer or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     In the Acquisition Agreement, "Superior Proposal" is defined as any Acquisition Proposal on terms which the Board determines in good faith would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by the Acquisition Agreement.

     TERMINATION OF THE ACQUISITION AGREEMENT. The Acquisition Agreement may be terminated and the transactions thereby may be abandoned at any time prior to the Purchaser's purchase of Shares pursuant to the Offer:

          (a) by mutual written consent of Misys and the Company, provided that, any such consent requires the concurrence of a majority of the Continuing Directors (as defined in the Acquisition Agreement) if it occurs after the purchase by the Purchaser of Shares pursuant to the Offer;

          (b) by (i) Misys, if the Company breached any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement with the effect that the condition in subsection (e) under Section 15 below to the Offer would be incapable of being satisfied on or prior to the Termination Date (as defined below) or (ii) the Company, if Misys, Kirsty or the Purchaser breached any of its representations, warranties, covenants or agreements contained in the Acquisition Agreement which breach would reasonably be expected to materially impair or materially delay the ability of Misys to consummate the transactions contemplated by the Acquisition Agreement and such breach by its nature is not capable of being cured prior to the last date to which the Offer could be extended pursuant to the Acquisition Agreement;

          (c) by either Misys or the Company if the Offer has not been consummated prior to the close of business on October 1, 2001 (the "Termination Date"), provided that neither the right to terminate the Acquisition Agreement or extend such date is available to any party whose breach of the Acquisition Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before the close of business on such date;

          (d) by Misys, if the Offer is terminated or expires without the purchase of any Shares thereunder, unless such termination has been caused by the failure of Misys or the Purchaser to perform in any material respect any of its obligations under the Acquisition Agreement and the Offer;

          (e) by the Company if, prior to the acceptance for payment of Shares by the Purchaser under the Offer, (i) the Company is not in breach of its obligations described above under "No Solicitation", and (ii) the Company's Board authorizes the Company, subject to complying with the terms of the Acquisition Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Misys in writing that it intends to enter into such an agreement, provided that the Company may not effect such termination unless contemporaneously therewith the Company pays to Misys, by wire transfer of immediately available funds to an account designated by Misys, the Termination Fee (as defined below);

          (f) by Misys if, prior to the acceptance for payment of Shares by the Purchaser under the Offer, the Company's Board has taken any of the actions described in the first sentence of the second paragraph under "No Solicitation" above or if the Company has breached or is deemed to have breached any of the material provisions of its obligations described above under "No Solicitation"; or

          (g) by either Misys or the Company, if any court of competent jurisdiction issued any judgment, injunction, order or decree enjoining, restraining or otherwise prohibiting the Purchaser from accepting for payment, and paying for, the Shares pursuant to the Offer, or Misys from implementing the Merger, and such judgment, injunction, order or decree became final and nonappealable.

     TERMINATION FEE, EXPENSES. Except under the circumstances described below, the Acquisition Agreement provides that each of the parties to the Acquisition Agreement will bear its own fees and expenses in connection with the Acquisition Agreement.

     The Company agrees that, if (i) the Company terminates the Acquisition Agreement pursuant to item (e) under "Termination of the Acquisition Agreement" above, (ii) Misys terminates the Acquisition Agreement pursuant to item (f) under "Termination of the Acquisition Agreement" above; or (iii) (A) Misys terminates the Acquisition Agreement pursuant to item (d) under "Termination of the Acquisition Agreement" above as a result of the Minimum Condition not having been satisfied, (B) at any time prior to such termination there shall have been made to the Company, or publicly announced or disclosed, an intention to make (whether or not contingent), an Acquisition Proposal with respect to the Company, and (C) within 12 months after such termination, the Company enters into a definitive agreement to make a Business Combination (as defined below) or consummates a Business Combination; then, (X) in the case of a termination by the Company as described in clause (i) above, concurrently with such termination, (Y) in the case of a termination by Misys as described in clause
(ii) above, within three business days following any such termination, or (Z) in the case of a termination by Misys or the Company as described in clause (iii) above, prior to the earlier of the consummation of such Business Combination or the execution of a definitive agreement with respect thereto, the Company will pay to Misys in cash by wire transfer in immediately available funds to an account designated by Misys a termination fee in an amount equal to $12,133,000 (the "Termination Fee"). For the purposes of this paragraph, "Business Combination" means (i) a merger, consolidation, share exchange, business combination or similar transaction involving the Company as a result of which the shareholders of the Company prior to such transaction in the aggregate cease to own 70% or more of the voting securities of the entity surviving or resulting from such transaction (or the ultimate Misys entity thereof), (ii) a sale, lease, exchange, transfer or other disposition of more than 30% of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions or (iii) the acquisition, by a third party of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 30% of the Shares then outstanding whether by tender or exchange offer or otherwise.

     CONDUCT OF BUSINESS OF THE COMPANY. Pursuant to the Acquisition Agreement, the Company has agreed that, prior to the Effective Time, unless Misys otherwise consents in writing, or as otherwise set forth in the Company Disclosure Schedule or expressly contemplated by the Acquisition Agreement, it and each of its subsidiaries; (a) will conduct its operations according to its ordinary and usual course consistent with past practices; (b) will not, and will not permit any of its subsidiaries to, directly or indirectly, (i) sell, pledge, dispose of or encumber any properties, assets or rights (tangible or intangible) of the Company or any such subsidiary, except inventory and immaterial assets in the ordinary course of business; (ii) amend or propose to amend its Articles of Incorporation or Bylaws (or comparable organizational documents); (iii) split, combine or reclassify any of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise or otherwise make any distribution with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly-owned subsidiary of the Company); (iv) redeem, purchase, acquire or offer to acquire any shares of its capital stock or any securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire, shares of its capital stock; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this clause (b); (c) will not, and will not permit any of its subsidiaries to, directly or indirectly, (i) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase, or otherwise), any shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock whether pursuant to the Company Stock Plan (as defined in the Acquisition Agreement) or otherwise, provided that the Company may issue Shares upon the exercise of currently outstanding options referred to in the Acquisition Agreement in accordance with their present terms;
(ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any loans, advances or capital contributions to, or investments in, any Person other than any subsidiary of the Company in an amount exceeding $200,000, provided that the Company may enter into alpha and beta test agreements for products of the Company and may provide hardware and software to its customers in connection therewith; (iii) incur, create, issue, endorse or otherwise become liable for any indebtedness for borrowed money or issue any debt securities in an amount exceeding $1,000,000 in the aggregate; (iv) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business and consistent with past practice; (v) terminate, modify, exclusively license, assign, waive, release or relinquish any material contract rights or Intellectual Property rights or amend any other material rights or claims, except in the ordinary course of business and consistent with past practice; or (vi) settle or compromise any material claim, action, tax audit, suit or proceeding pending or threatened against the Company, or, if the Company may be liable or obligated to provide indemnification, against the Company's directors or officers, before any court, governmental agency or arbitrator, provided that nothing herein shall require any action that might impair or otherwise affect the obligation of any insurance carrier under any insurance policy maintained by the Company; (d) will not, and will not permit any of its subsidiaries to, directly or indirectly, (A) grant any increase in the salary or other compensation of its employees except (i) pursuant to the current terms of employment agreements in effect on the date of execution of the Acquisition Agreement and previously disclosed to Misys and (ii) in the case of employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice, or (B) grant any bonus to any employee or enter into any employment or severance agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any subsidiary of the Company; (e) will not, and will not permit any of its subsidiaries to, directly or indirectly (except for salary increases for employees who are not executive officers of the Company in the ordinary course of business and consistent with past practice), adopt or amend, in any respect, except as contemplated by the Acquisition Agreement or as may be required by applicable law or regulation, any collective bargaining, bonus, profit sharing, compensation, stock option, restricted stock, stock purchase plan, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees (including, without limitation, any such plan or arrangement relating to severance or termination pay); (f) will not, and will not permit any of its subsidiaries to, directly or indirectly, (A) take any action that would make any representation or warranty of the Company under the Acquisition Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or (B) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, or (C) voluntarily take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in the Acquisition Agreement from being satisfied; (g) will, and will cause each of its subsidiaries to, use reasonable best efforts, to the extent not prohibited by the foregoing provisions of this sentence, to preserve intact its current business organization and maintain its relationships with its suppliers and customers, and if and as requested by Misys, (i) use reasonable best efforts to make arrangements for representatives of Misys to meet with customers and suppliers and (ii) schedule, and cause its management to participate in, meetings of representatives of Misys with its employees; and (h) will not, and will not permit any of its subsidiaries to, directly or indirectly, (A) make any material tax election (unless required by law or unless consistent with prior practice), or (B) settle or compromise any material income tax liability, or (C) amend any tax return.

     BOARD OF DIRECTORS. The Acquisition Agreement provides that upon the acceptance for payment by the Purchaser of, and deposit by the Purchaser with the Depositary of funds sufficient to make payment for, at least 80% of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and the percentage that the number of

Shares owned by the Purchaser (including Shares accepted for payment pursuant to the Offer and for which deposit has been made as aforesaid) bears to the total number of Shares then outstanding, and the Company, to the extent permitted under the Company's Articles of Incorporation and Bylaws and the Pennsylvania BCL, shall take all action necessary to cause the Purchaser's designees to be elected or appointed as directors of the Company, including, without limitation, increasing the number of the Board and seeking and accepting resignations of incumbent directors; provided, however, that at all times prior to the Effective Time, the Board shall include at least two directors who were directors of the Company on the date of the Acquisition Agreement and who were not employees of the Company or any of its subsidiaries or affiliates of Misys, Kirsty or the Purchaser (any such director remaining in office being a "Continuing Director"). At such times, the Company has agreed to use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as such persons represent on the Board with respect to (a) each committee of the Board (other than any committee of the Board established to take action under the Acquisition Agreement), (b) each board of directors of each subsidiary of the Company and (c) each committee of each such board, to the extent permitted by applicable law. The Acquisition Agreement provides that, following the purchase by the Purchaser of Shares and prior to the Effective Time, any amendment and supplement of the Acquisition Agreement, and any termination of the Acquisition Agreement by the Company, requires the concurrence of a majority of the Continuing Directors.

     STOCK OPTIONS. The Acquisition Agreement provides that each option to purchase Shares granted pursuant to the Company's Stock Incentive Plan of 1996 (the "Company Stock Plan") that is outstanding immediately prior to the completion of the Offer (the "Completion Date"), whether vested or unvested, shall be canceled and Misys and Kirsty shall cause the Company to pay each holder of any such option as soon as practicable after the Completion Date for each such option an amount in cash determined by multiplying (a) the excess, if any, of the per Share purchase price paid in connection with the Offer over the applicable exercise price per Share of such option by (b) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Completion Date. The parties have agreed that, prior to the Effective Time, Misys and Kirsty shall cause the Company to take all actions (including adopting such amendments to the terms of the Company Stock Plans) that are necessary to give effect to the transactions contemplated by the foregoing sentence.

     INDEMNIFICATION AND INSURANCE. In the Acquisition Agreement, Misys has agreed that from and after the Effective Time, Misys shall cause the Surviving Corporation and its subsidiaries to fulfill and honor (a) their obligations pursuant to any indemnification agreements with their directors and officers in effect immediately prior to the Effective Time and (b) any obligations to indemnify and hold harmless from liabilities for acts or omissions occurring at or prior to the Effective Time, those classes of persons currently entitled to indemnification from the Company and its subsidiaries as provided in their respective Certificates or Articles of Incorporation and Bylaws (or comparable organizational documents), each as in effect at the date of the Acquisition Agreement (which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of persons who, on or prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law). In the event that Misys or any of its successors or assigns (a) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Misys assume the indemnification obligations set forth in the Acquisition Agreement. Misys has further agreed, for a period of six years after the Effective Time, to maintain in effect the Company's current directors' and officers' liability insurance covering acts and omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance on terms with respect to coverage and amount no less favorable than those of such policy or policies as in effect on the date of the Acquisition Agreement, provided that Misys may substitute therefore policies of Misys or its subsidiaries containing terms with respect to coverage and amounts no less favorable to such directors or officers.

     REASONABLE BEST EFFORTS. The Acquisition Agreement provides that, subject to the terms of the Acquisition Agreement, each of the parties has agreed to use all reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in "Conditions to the Merger" are satisfied and to consummate and make effective as promptly as practicable the transactions contemplated by the Acquisition Agreement.

     DIRECTORS AND OFFICERS. Pursuant to the Acquisition Agreement, the directors of the Purchaser at the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, in each case from and after the Effective Time and until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

     EMPLOYEES AND EMPLOYMENT BENEFIT PLANS. The Acquisition Agreement provides that employees who continue as employees of the Surviving Corporation or any of its subsidiaries shall be entitled to participate in all employee benefit plans (subject to the terms and conditions thereunder) maintained by Misys or the Surviving Corporation for employees of the Surviving Corporation generally, it being understood and agreed, except that Misys is not obligated (i) to provide or continue for the benefit of any employees any Plan currently maintained by the Company or any subsidiary thereof or (ii) to maintain the organizational structure of the Company and its subsidiaries as in effect on the date of the Acquisition Agreement.

     REPRESENTATIONS AND WARRANTIES. Pursuant to the Acquisition Agreement, the Company has made customary representations and warranties, subject to certain exceptions, to Misys, Kirsty and the Purchaser, including, but not limited to, representations and warranties relating to the Company's organization and qualification to do business; the Company's subsidiaries; the Company's authority to enter into the Acquisition Agreement and carry out the transactions contemplated thereby; the validity, binding effect and enforceability of the Acquisition Agreement with respect to the Company; required consents and approvals; the noncontravention and nonviolation by the Acquisition Agreement of the organizational documents and other agreements of the Company and of laws applicable to it; the Company's capitalization; the Company's and its subsidiaries' SEC filings (including financial statements) relating to the Offer; the Company's financial statements; the Company's receipt of all material governmental approvals with certain exceptions; the absence of certain material adverse changes or events since December 31, 2000; the Company's compliance with laws and permits; the correctness and completeness of the Company's disclosure documents; litigation; title to properties; real property interests; intellectual property rights; labor matters; the payment of taxes and filing of tax returns; employee benefit plans; the qualification of each Company Plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"); the inapplicability of Section 280G of the Code, except as set forth in the Company Disclosure Schedule; the correctness and completeness of certain documents relating to the Company Plan and other trust, insurance and funding agreements and arrangements; environmental matters; the full force and effect of the Company's contracts; the absence of certain transactions; insurance matters; the receipt of an opinion of Deutsche Banc Alex. Brown; the absence of arrangements for any brokerage, finders', financial advisor or other similar fee or commission (other than with Deutsche Banc Alex. Brown); the absence of any material operations and assets in, or revenues or income from the United Kingdom or the European Union; and that the Acquisition Agreement and the transactions contemplated thereby do not require any action by the holders of any class or series of the capital stock of the Company except for the adoption by the Purchaser of a plan and agreement of merger to effect the Merger.

     Misys, Kirsty and the Purchaser have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Misys', Kirsty's and Purchaser's organization and qualification to do business; their authority to enter into the Acquisition Agreement and consummate the transactions contemplated thereby; the validity, binding effect and enforceability of the Acquisition Agreement with respect to Misys, Kirsty and the Purchaser; the noncontravention and nonviolation by the Acquisition Agreement of the organizational documents and other agreements of Misys, Kirsty and the Purchaser and of laws applicable to Misys, Kirsty and the Purchaser; required consents and approvals; the correctness and completeness of their disclosure documents; and Misys' credit facility.

     Pursuant to the terms of the Acquisition Agreement, none of the representations and warranties made in the Acquisition Agreement will survive after the Closing Date.

     The Company has agreed to provide Kirsty, immediately prior to the expiration of the Offer, with a statement complying with Treasury Regulation sections 1.1445-2(c)(3) and 1.897-2(h), substantially in the form provided to Kirsty upon the signing of the Acquisition Agreement, certifying that the Shares are not "United States real property interests" (within the meaning of section 897 of the Internal Revenue Code).

     DISSENTERS' RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Sections 1930 and 1571 et seq. of the Pennsylvania BCL or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures are complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Consideration or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer Consideration or the per Share Offer Consideration.

     If any holder of Shares who demands appraisal but fails to perfect, or effectively withdraws or loses his right to appraisal and payment, as in accordance with the procedures of Section 1571 et seq. of the Pennsylvania BCL, the Shares of such holder will be converted into the per Share Offer Consideration in accordance with the Acquisition Agreement.

     The foregoing discussion is not a complete statement of law pertaining to dissenters' rights under the Pennsylvania BCL and is qualified in its entirety by the full text of Sections 1930 and 1571 et seq. of the Pennsylvania BCL.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 1930 AND 1571 ET SEQ. OF THE PENNSYLVANIA BCL FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     AMENDMENTS, EXTENSIONS AND WAIVERS. The Acquisition Agreement may be varied, amended or supplemented by an instrument in writing, signed by the parties thereto, by action of the respective boards of directors of the Company, Misys, Kirsty and the Purchaser at any time prior to the Effective Time; provided, however, that the Purchaser may not, without the prior written consent of the Company, make any change in the terms or conditions of the Offer that (i) changes the form of consideration to be paid, (ii) decreases the price per Share or the number of Shares sought in the Offer, (iii) imposes conditions to the Offer in addition to those set forth in Annex I to the Acquisition Agreement,
(iv) changes the Minimum Condition or (v) is adverse to the holders of the Shares.

     The Company, on the one hand, and Misys, Kirsty and the Purchaser, on the other hand, may, by written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under the Acquisition Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in the Acquisition Agreement or in any document delivered pursuant to the Acquisition Agreement; (iii) waive compliance with any of the conditions of the other contained in the Acquisition Agreement; or (iv) waive performance of any of the obligations of the other under the Acquisition Agreement; provided, however, that the Offer may only be extended with the prior written consent of the Company provided, further, that so long as the Acquisition Agreement is in effect, the Purchase, may, without the consent of the Company, extend the expiration of the Offer (i) as required to comply with any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or (ii) on one occasion, for an aggregate period of not more than ten business days for any reason other than those specified in the immediately preceding clause (i). Any waiver by any party to the Acquisition Agreement of a breach of any provision thereof shall not operate or be constructed as a waiver of any subsequent breach.

     ASSIGNMENT UNDER ACQUISITION AGREEMENT. Neither the Acquisition Agreement nor any of the parties' rights thereunder may be assigned by any of the parties thereto without the prior written consent of the other parties thereto.

  The Shareholders' Agreement.

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE SHAREHOLDERS' AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SHAREHOLDERS' AGREEMENT WHICH IS INCORPORATED BY REFERENCE AND A COPY OF WHICH HAS BEEN FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO.

     Each of the Supporting Shareholders has agreed unconditionally to tender all Subject Shares (as defined in the Shareholders' Agreement) held by such Supporting Shareholder into the Offer and not to withdraw any Subject Shares so tendered. If, for any reason, any of such Subject Shares are withdrawn from the Offer or not purchased pursuant to the Offer, such Subject Shares remain subject to the terms of the Shareholders' Agreement.

     Each Supporting Shareholder has in the Shareholders' Agreement granted to the Purchaser an irrevocable option (the "Purchase Option") to purchase for cash all of the Subject Shares (including Subject Shares acquired after the date hereof by such Shareholder) beneficially owned by such Supporting Shareholder at a price per share equal to the Offer Consideration. At any time prior to the termination of the Purchase Option, the Purchaser or an affiliate of the Purchaser may exercise the Purchase Option if, but only if, the Acquisition Agreement is terminated pursuant to paragraphs (e) or (f) under the "Termination of the Acquisition Agreement" above.

     The Purchase Option shall in no event be exercisable after 45 days following the Termination Date.

     If a closing of a purchase pursuant to the Purchase Option has occurred, and within six months of such closing the Purchaser or an affiliate thereof sells to an unaffiliated third party some or all of the Shares acquired by the Purchaser at such Closing, the Purchaser or an affiliate shall, within five business days of such sale, pay over to the Supporting Shareholders an amount in cash equal to the product of the number of Shares sold to such unaffiliated third party and the difference between the price per Share at which such Shares were sold and $24 (the "Profit"). Such Profit shall be paid pro rata to those Supporting Shareholders whose Subject Shares were acquired at the closing referred to in the previous sentence, based on the number of Subject Shares acquired by the Purchaser from each such Supporting Shareholder.

     In addition, each Supporting Shareholder has severally agreed that: (a) with certain exceptions, such Supporting Shareholder shall not, during the term of the Shareholders' Agreement, (x) sell, transfer, give, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), consent to any Transfer of, any or all of such Subject Shares or any interest therein or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, the Subject Shares to any person other than pursuant to the terms of the Offer or the Merger or (y) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Acquisition Proposal and agrees not to commit or agree to take any of the foregoing actions; and (b) such Shareholder shall not take any action to revoke or terminate any trust that is a Shareholder or take any other action which would be reasonably likely to restrict, limit, impede, prevent, nullify or frustrate in any way the transactions contemplated by the Shareholders' Agreement or by the Acquisition Agreement.

  Confidentiality Agreement.

     The following is a summary of the material provisions of the confidentiality agreement, dated as of December 20, 2000, between the Company and Medic Computer Systems, L.L.C. ("Medic"), a wholly owned subsidiary of Misys (the "Confidentiality Agreement"). The summary is qualified in its entirety by reference to the Confidentiality Agreement which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

     Pursuant to the Confidentiality Agreement, the Company agreed, among other things, to furnish certain confidential information related to the Company and its subsidiaries and Medic agreed to keep such information confidential.

     Pursuant to the Confidentiality Agreement, Medic agreed, among other things, that without the prior written consent of the Company it will not and it will not encourage or assist others to, for a period of three years, use any confidential information of the Company or its subsidiaries to
(i) propose or disclose an intent to propose any form of business combination, acquisition, restructuring, recapitalization or other similar transaction relating to the Company; (ii) acquire or offer, seek, propose or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or assets or direct or indirect rights or options to acquire any voting securities or assets of the Company; (iii) make, or participate, directly or indirectly, in any "solicitation" of any "proxy" to vote (as such terms are used in the proxy rules of the SEC); (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (v) otherwise act, alone or in concert with others, directly or indirectly, to seek control of the management, board of directors or policies of the Company.

     Further, in the event the transaction between the parties is not consummated, each party to the Confidentiality Agreement has agreed not to, directly or indirectly, solicit for employment or engage, or cause to solicit or engage, any employee of the other party or any of its subsidiaries for two years; provided that notwithstanding the foregoing party is prevented from employing or engaging any employee who contacts such party on his or her initiative without any direct or indirect solicitation by or encouragement (not including a general solicitation of employment not specifically directed towards employees of the other party) from such party.

14. DIVIDENDS AND DISTRIBUTIONS

     The Acquisition Agreement provides that neither the Company nor any of its subsidiaries will, without the written consent of Misys, (a) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of (whether through the issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock whether pursuant to the Company Stock Plan or otherwise, provided that the Company may issue Shares upon the exercise of certain currently outstanding options referred to in the Acquisition Agreement in accordance with their present terms; (b) split, combine or reclassify any of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise or otherwise make any distribution with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly-owned subsidiary of the Company); (c) redeem, purchase, acquire or offer to acquire any shares of its capital stock or any securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire, shares of its capital stock; or (d) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in Sections (b) or (c).

15. CERTAIN CONDITIONS OF THE OFFER

     The Acquisition Agreement provides that notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment, or, subject to the provisions of Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, and the Purchaser may terminate the Offer, if (1) prior to the expiration date of the Offer (A) the number of Shares validly tendered and not withdrawn, together with any Shares then owned by the Purchaser, shall not satisfy the Minimum Condition, or (B) the applicable waiting period under the HSR Act shall not have expired or been terminated; or (2) at any time on or after the date of the Agreement, and prior to acceptance for payment of or payment for Shares, any of the following conditions exist:

          (a) there shall be instituted, pending, or, to the knowledge of the Company, threatened any action or proceeding by any government or governmental authority or agency, before any court or governmental authority or agency of competent jurisdiction, (i) challenging or seeking to make illegal, to materially delay or otherwise directly or indirectly to materially restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser, or the consummation by the Purchaser or Misys of the Offer or the Merger, or seeking to obtain material damages relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Misys' or the Purchaser's full rights of ownership or operation (or that of Misys' subsidiaries or affiliates) of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Misys and its subsidiaries, taken as a whole, or any of their respective affiliates or to compel

     Misys or any of its subsidiaries or affiliates to dispose of or hold separate a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Misys and its subsidiaries, taken as a whole, or any of their respective affiliates, (iii) seeking to impose limitations on the ability of Misys or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Misys or any of its subsidiaries or affiliates on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by Misys or any of its subsidiaries or affiliates of any Shares or (v) that otherwise would reasonably be expected to have a Material Adverse Effect on the Company; or

          (b) there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to Misys, Kirsty, the Purchaser, the Company or any subsidiary or affiliate of Misys or the Company or the Offer, the acceptance for payment of or payment for any Shares or the Merger, by any court, government or governmental authority or agency of competent jurisdiction (other than the application of the waiting period provisions of the HSR Act to the Offer, the acceptance for payment of or payment for any Shares or the Merger), that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

          (c) any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its subsidiaries or affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, or Misys and the Purchaser shall have become aware of any facts that have had or are reasonably likely to have a Material Adverse Effect on the Company; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States or in the United Kingdom,
     (iii) the commencement of a war, material armed hostilities or other material international or national calamity directly or indirectly involving the United States or the United Kingdom having a significant adverse effect on the functioning of the financial markets in the United States or in the United Kingdom, (iv) a currency moratorium on the exchange markets in London or New York City with respect to the English pound sterling or the United States dollar or (v) in the case of any of the foregoing existing at the time of execution of the Agreement, a material acceleration or worsening thereof; or

          (e) the Company shall have breached or failed to perform any of its covenants or agreements under the Acquisition Agreement, or any of the representations and warranties of the Company set forth in the Acquisition Agreement shall not have been true when made, or at any time prior to consummation of the Offer, as if made at and as of such time, provided that representations and warranties made as of a particular date need be true only as of such date (for the purpose of this paragraph (e), representations and warranties of the Company that are expressly qualified by a materiality qualification shall be true and correct subject to such materiality qualification, and all other representations and warranties shall be true and correct in all material respects); and in any such case, such breach, failure or untruth would reasonably be expected to materially influence the investment decision of a reasonable purchaser of all or a substantial portion of the Company's outstanding securities; or

          (f) all consents, approvals, licenses, certificates, accreditations, authorizations or orders of any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Acquisition Agreement and for the Surviving Corporation and the Subsidiaries to conduct business in substantially the manner conducted by the Company and the subsidiaries as of the date of the Acquisition Agreement, shall not have been obtained, except for any of the same, the failure to obtain which would not reasonably be expected to have a Material Adverse Effect on the Company; or

          (g) the Acquisition Agreement shall have been terminated in accordance with its terms or amended in accordance with its terms to provide for such termination or amendment of the Offer;

which, in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     Pursuant to the Acquisition Agreement, the foregoing conditions (other than the Minimum Condition) are for the sole benefit of the Purchaser and may be asserted or waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion (except that the Purchaser may not waive the Minimum Conditions). The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. CERTAIN LEGAL MATTERS

     Except as described in this Section 16, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, none of the Purchaser, Misys or Kirsty is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser, Misys and Kirsty currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Section 16, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Acquisition Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 for certain conditions to the Offer.

     STATE TAKEOVER LAWS. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

     In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

     The Company is incorporated under the laws of Pennsylvania. The Pennsylvania Takeover Disclosure Law ("PTDL") purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. In addition, Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the offeror files with the Pennsylvania Securities Commission ("PSC") a copy of the Schedule TO and certain other information and materials, including an undertaking to notify securityholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC's principal office during business hours. The Board has approved the transactions contemplated by the Acquisition Agreement and recommended acceptance of the Offer and the Merger to the Company's shareholders.

     Chapter 25 of the Pennsylvania BCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as the Company that have a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act (a "registered corporation"). The following discussion is a general and highly abbreviated summary of certain features of Chapter 25, is not intended to be complete or to address further potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to the full text of Chapter 25 of the Pennsylvania BCL. The Company is a registered corporation which has not opted out of the anti-takeover provisions of the Pennsylvania BCL.

     In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the Pennsylvania BCL includes provisions requiring approval of a merger of a registered corporation with an "interested shareholder," by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the Pennsylvania BCL. On June 22, 2001, the Company's board of directors approved the terms of the offer and of the proposed merger, which contemplates a payment for Shares in the Merger equal to the amount paid for Shares in the Offer, and the proposed Merger will be effected pursuant to Section 1924 (b)(1)(ii) of the Pennsylvania BCL.

     Subchapter 25F of the Pennsylvania BCL prohibits under certain circumstances certain "business combinations," including mergers and sales or pledges of significant assets, of a registered corporation with an "interested shareholder". An "interested shareholder" includes a shareholder who is the beneficial owner of 20% or more of the shares entitled to vote in an election of directors. At the time of the Merger, the Purchaser will be an "interested shareholder" within the meaning of this Subchapter, because of its acquisition of Shares in the Offer. Subchapter 25F provides an exception for a "business combination" approved by the board of directors prior to the interested shareholder's share acquisition date, or where the purchase of the shares by the interested shareholder on the share acquisition date has been approved by the board of directors prior to the interested shareholder's share acquisition date. On June 22, 2001, the Board approved the Acquisition Agreement and the Shareholders' Agreement.

     Subchapter 25G of the Pennsylvania BCL, relating to "control-share acquisitions," prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the "disinterested" shares and all voting shares approve such voting rights. Following the acquisition of 80% or more of the shares by the Purchaser, no vote of the shareholders of the

Company will be required to effect the proposed merger pursuant to Section 1924(b)(1)(ii) of the Pennsylvania BCL.

     Subchapter 25H of the Pennsylvania BCL, relating to disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter 25G or otherwise) will be recoverable by the corporation.

     Subchapter I and Subchapter J of the Pennsylvania BCL provide certain protections under certain circumstances to employees of a registered corporation that is subject to a "control-share acquisition" or "business combination transaction," respectively.

     Section 2504 of the Pennsylvania BCL provides that the applicability of Chapter 25 of the Pennsylvania BCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the Pennsylvania BCL shall terminate immediately upon the termination of the status of the corporation as a registered corporation. The Purchaser intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Shares are met.

     The Purchaser does not believe that the antitakeover laws and regulations of any state other than the Commonwealth of Pennsylvania will by their terms apply to the Offer, and, except as set forth above with respect to the Pennsylvania BCL, the Purchaser has not attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15, "Conditions to the Offer".

     ANTITRUST. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the "FTC"), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser's acquisition of Shares in the Offer and the Merger.

     Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Misys, Kirsty and the Purchaser intend to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 29, 2001. As a result, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. New York City time, on July 14, 2001, unless earlier terminated by the FTC or the Antitrust division or Misys, Kirsty and the Purchaser receive a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Misys, Kirsty or the Purchaser, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the filing party's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with the filing party's consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Expiration or termination of the applicable waiting period under the HSR Act's condition. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as the Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser's purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company, Misys, Kirsty or the Purchaser or any of their respective subsidiaries of affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 14 hereof.

     FEDERAL RESERVE BOARD REGULATIONS. Federal Reserve Board Regulations T, U and X promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, the Purchaser believes that such regulations are not applicable to the Offer.

     OTHER FOREIGN LAWS. The Company has informed the Purchaser that the Company and certain of its subsidiaries conduct business in certain other foreign countries where regulatory filings or approvals may be required in connection with the consummation of the Offer. Certain of such filings, if required, may not be completed and certain of such approvals, if required, may not be obtained, prior to the expiration of the Offer. However, there is no present intention to delay the acceptance for payment of or the payment for Shares pursuant to the Offer pending the completion of such filings and the obtaining of such approvals. There is no assurance that any such approvals would be obtained or that adverse consequences to Misys' or the Company's business might not result from a failure to obtain such approvals or conditions that might be imposed in connection therewith.

17.  FEES AND EXPENSES

     Except as described in this Section 17, the Purchaser (i) will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer and (ii) has not directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

     Misys has retained Georgeson Shareholder Communications Inc. to act as the Information Agent and Mellon Investor Services LLC to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the Federal securities laws.

18.  MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser, Misys or Kirsty becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, the Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Purchaser cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Information Agent or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER, MISYS OR KIRSTY OTHER THAN AS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF ANY SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT SHOULD NOT BE RELIED UPON AS HAVING BEEN

AUTHORIZED BY THE PURCHASER. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PURCHASER OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3(a)(1) thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation of the Company Board of Directors with respect to the Offer and the reasons for such recommendation of the Company Board of Directors and furnishing certain additional related information. Copies of such documents and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the same places and in the same manner as set forth with respect to the Company in Section 8, "Certain Information Concerning the Company" (except that they may not be available at the regional offices of the SEC).

                                          SUNSHINE ACQUISITION CORPORATION

June 29, 2001

                                                                         ANNEX I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        MISYS, KIRSTY AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF MISYS

     The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Misys plc. All of the directors and officers listed below are citizens of the United Kingdom, except Mr. Farr, who is a citizen of the United States. Directors are indicated by an asterisk.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS                               AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------                          ------------------------------------------
T. KEVIN LOMAX*...........................  Executive Chairman, Misys plc (1985 to present).
Misys plc
Burleigh House
Chapel Oak
Salford Priors
Worcestershire
WR11 5SH (England)
P. STRONE S. MACPHERSON*..................  Executive Deputy Chairman, Misys plc (1991 to present).
Misys plc
125 Kensington High Street
London
W8 5SF (England)
HOWARD EVANS*.............................  Finance Director, Misys plc (1998 to present); Finance
Misys plc                                   Director, Courtaulds plc (1994-1998); Partner, Price
Burleigh House                              Waterhouse, Accountants (1984-1994).
Chapel Oak
Salford Priors
Worcestershire
WR11 5SH (England)
ROSS K. GRAHAM*...........................  Corporate Development Director, Misys plc (1998 to
Misys plc                                   present); Finance Director, Misys plc (1987-1998).
125 Kensington High Street
London
W8 5SF (England)
JOHN G. SUSSENS*..........................  Managing Director, Misys plc (1998 to present); Chief
Misys plc                                   Executive, Banking Division, Misys plc (1995-1998);
Burleigh House                              Chief Executive Officer, Insurance and Information
Chapel Oak                                  Systems Divisions, Misys plc (1989-1995).
Salford Priors
Worcestershire
WR11 5SH (England)
ANTHONY G. L. ALEXANDER*..................  Director, Imperial Tobacco Group plc (August 1996 to
Crafnant                                    present); Chairman, Manley plc (1997-1999); Chief
Gregories Farm Lane                         Operating Officer, UK, Hanson plc (1986-1996).
Beaconsfield
Bucks
HP9 1HJ (England)

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS                               AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------                          ------------------------------------------
DR. GEORGE G. GRAY*.......................  Retired (1999 to present); Chairman, Serco Group plc
19 Lakeside Grange                          (1982 to 1999).
Weybridge
Surrey
KT13 9ZE (England)
GEORGE ("CHUCK") FARR*....................  Principal, Muirhead Holdings; Chairman, Covanta Energy
9 Greenwich Office Park                     (1998 to present); Vice Chairman of American Express
Greenwich, CT 06831 (United States)         (1995-1998); Director, McKinsey & Company (1978-1995).
SIR DOMINIC CADBURY*......................  Non-executive Chairman of The Welcome Trust,
The Welcome Trust                           Non-executive Joint Deputy Chairman of EMIG Group plc;
183 Euston Road                             Chairman, Cadbury Schweppes plc (1993-May 2000).
NW1 2BE (England)

DIRECTORS AND EXECUTIVE OFFICERS OF KIRSTY

     The following table sets forth the name, business address, present occupation or employment and five-year employment history of each of the directors and executive officers of Kirsty. All of the directors and officers listed below are citizens of the United Kingdom except that Mr. Jacobs and Ms. Bubacz are citizens of the United States. Directors are indicated by an asterisk.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS                               AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------                          ------------------------------------------
CHARLES JOHN COLWELL*.....................  President, Kirsty, Inc.; Chief Financial Officer, Summit
Summit Systems Inc.                         Systems, Inc. (1998 to present); Regional Financial
22 Courtlandt Street                        Controller, Midas- Kapiti International Ltd (1995-1998);
New York, NY 10007 (United States)          Internal Auditor, Misys plc (1993-1995).
JOHN COOK*................................  Group Treasurer, Misys plc (1997 to present); Group
Misys plc                                   Treasurer, Camas plc (1995-1997)
Burleigh House
Chapel Oak
Salford Priors
Worcestershire
WR11 5SH (England)
CHARLES LAMBERT*..........................  Chief Financial Officer, Medic Computer Systems (1998 to
8529 Six Forks Road                         present); Executive Officer, Misys plc (1995-1998)
Raleigh, NC 24615
FRANCIS B. JACOBS II*.....................  Vice President, First Union National Bank (1996 to
First Union National Bank                   present)
300 Delaware Avenue
Suite 900
Wilmington
DE 19801 (United States)
LINDA S. BUBACZ...........................  Assistant Vice President, First Union National Bank
First Union National Bank                   (1996 to present); Secretary and Treasurer, Kirsty, Inc.
300 Delaware Avenue
Suite 900
Wilmington
DE 19801 (United States)

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

     The following table sets forth the name, business address, present occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser. All of the directors and officers listed below are citizens of the United Kingdom, except that Mr. Skelton is a citizen of the United States. Directors are indicated by an asterisk.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS                               AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------                          ------------------------------------------
HOWARD EVANS*.............................  Finance Director, Misys plc (1997 to present);
Misys plc                                   President, Sunshine Acquisition Corporation (2001 to
Burleigh House                              present); Finance Director, Courtaulds plc (1994-1997);
Chapel Oak                                  Partner, Price Waterhouse, Accountants (1989-1994)
Salford Priors
Worcestershire
WR11 5SH (England)
ROSS K. GRAHAM*...........................  Corporate Development Director and Company Secretary,
Misys plc                                   Misys plc (1998 to present); Vice President and
125 Kensington High Street                  Secretary, Sunshine Acquisition Corporation (2001 to
London                                      present); Finance Director, Misys plc (1987-1998)
W8 5SF (England)
THOMAS SKELTON*...........................  Vice President; Chief Executive Officer, Medic Computer
8529 Six Forks Road                         Systems (2000 to present); Chief Operating Officer,
Raleigh, NC 27615                           Medic Computer Systems (1999-2000); Senior Vice
                                            President Operations, Medic Computer Systems
                                            (1998-1999); Vice President R&D, Medic Computer Systems
                                            (1995-1998)

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:
                          MELLON INVESTOR SERVICES LLC

                                                                    By Overnight Courier or
     By First Class Mail:                  By Hand:                     Certified Mail:
 Mellon Investor Services LLC    Mellon Investor Services LLC    Mellon Investor Services LLC
   Reorganization Department       Reorganization Department       Reorganization Department
     Post Office Box 3301          120 Broadway, 13th Floor           85 Challenger Road
  South Hackensack, NJ 07606          New York, NY 10271               Mail Drop-Reorg.
                                                                   Ridgefield Park, NJ 07660

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the addresses and telephone numbers listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                          [GEORGESON SHAREHOLDER LOGO]
                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                 Bank and Brokers Call Collect: (201) 895-1900
                   All Others Call-Toll-Free: (888) 385-4945